ALEXCO RESOURCE CORP. INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED JUNE 30, 2013 (unaudited)

ALEXCO RESOURCE CORP.
INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
AS AT		(unaudited)
(expressed in thousands of Canadian dollars)
	JUNE 30	DECEMBER 31
	2013	2012

ASSETS

Current Assets
Cash and cash equivalents	$10,914	$23,088
Accounts and other receivables	8,623	9,797
Inventories (see note 5)	12,150	8,700
Prepaid expenses and other current assets	568	542
	32,255	42,127

Non-Current Assets
Restricted cash and deposits (see note 6)	9,463	8,934
Long-term investments	914	2,699
Property, plant and equipment (see note 7)	27,558	30,860
Mineral properties (see note 8)	76,006	127,221
Intangible assets	435	459

Total Assets	$146,631	$212,300

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable and accrued liabilities	$14,240	$15,596
Income taxes payable	151	151
Environmental services contract loss provision	281	408
Deferred revenue	45	245
Flow-through shares premium pending renunciation (see note 12)	1,907	-
	16,624	16,400
Non-Current Liabilities
Environmental services contract loss provision	1,273	1,359
Deferred revenue (see note 10)	1,713	1,732
Silver streaming interest (see note 11)	22,395	28,082
Decommissioning and rehabilitation provision	4,091	4,087
Deferred income tax liabilities	1,122	14,095

Total Liabilities	47,218	65,755

Shareholders’ Equity	99,413	146,545

Total Liabilities and Shareholders’ Equity	$146,631	$212,300

	COMMITMENTS (see note 21)
	SUBSEQUENT EVENT (see note 22)

APPROVED ON BEHALF OF
THE BOARD OF DIRECTORS

“Terry Krepiakevich”	“George Brack”
(signed)	(signed)
Director	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements

ALEXCO RESOURCE CORP.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED JUNE 30 (UNAUDITED)				(unaudited)
(expressed in thousands of Canadian dollars, except per	Three months ended		Six months ended
share and share amounts)	2013	2012	2013	2012

Revenues
Mining operations	$10,903	$17,357	$25,411	$40,518
Environmental services	3,258	2,208	5,465	3,792
Total revenues	14,161	19,565	30,876	44,310

Cost of Sales (see note 14)
Mining operations	13,266	16,540	27,742	32,544
Environmental services	1,823	1,281	3,223	2,808
Total cost of sales	15,089	17,821	30,965	35,352

Gross Profit (Loss)
Mining operations	(2,363)	817	(2,331)	7,974
Environmental services	1,435	927	2,242	984
Total gross profit (loss)	(928)	1,744	(89)	8,958

General and administrative expenses (see note 15)	3,348	3,421	7,700	8,180
Foreign exchange loss	(81)	1,308	(95)	1,176
Write-down of mineral properties (see note 9)	51,840	-	51,840	-
Write-down of property, plant and equipment (see note 9)	3,501	-	3,501	-
Write-down of long-term investments (see note 9)	1,785	-	1,785	-

	60,393	4,729	64,731	9,356

Operating Income (Loss)	(61,321)	(2,985)	(64,820)	(398)

Other Income (Expenses)
Investment income	101	10	288	415
Finance costs	(11)	(11)	(23)	(25)
Derivative loss	(68)	-	(99)	-

Income (Loss) Before Taxes	(61,299)	(2,986)	(64,654)	(8)

Income Tax Provision (Recovery)
Current	-	32	-	279
Deferred	(12,094)	(352)	(13,116)	1,039

Net Income (Loss)	(49,205)	(2,666)	(51,538)	(1,326)

Other Comprehensive Income (Loss)
Cumulative translation adjustments	(123)	10	(206)	3
Loss on long-term investments	(1,350)	-	(1,688)	-
Recycle impairment of long-term investments to current income	1,785	-	1,785	-

Total Comprehensive Income (Loss)	$(48,893)	$(2,656)	$(51,647)	$(1,323)

Earnings (Loss) Per Share (see note 17)
Basic	($0.81)	($0.04)	($0.85)	($0.02)
Diluted	($0.81)	($0.04)	($0.85)	($0.02)

The accompanying notes are an integral part of these condensed interim consolidated financial statements

ALEXCO RESOURCE CORP.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED JUNE 30 (UNAUDITED)				(unaudited)
(expressed in thousands of Canadian dollars)	Three months ended		Six months ended
	2013	2012	2013	2012

Cash Flows from Operating Activities
Net income (loss)	$(49,205)	$(2,666)	$(51,538)	$(1,326)
Items not affecting cash from operations –
Deferred revenue	(156)	17	(217)	118
Depletion of mineral properties	5,602	5,838	10,725	10,398
Environmental services contract loss provision	(129)	(98)	(213)	(288)
Silver streaming interest amount recognized	(3,028)	(3,593)	(5,687)	(7,246)
Depreciation of property, plant and equipment	798	705	1,501	1,399
Amortization of intangible assets	13	14	25	46
Share-based compensation expense	544	585	1,632	1,869
Finance costs	(60)	13	(91)	27
Inventory write-down	223	-	886	-
Write-down of mineral properties	51,840	-	51,840	-
Write-down of property, plant and equipment	3,501	-	3,501	-
Write-down of long-term investments	1,785	-	1,785	-
Deferred income tax provision (recovery)	(12,094)	(352)	(13,116)	1,039

	(366)	463	1,033	6,036

Expenditures on decommissioning and rehabilitation	-	(2)	-	(14)
Changes in non-cash working capital balances related to operations –
Decrease (increase) in accounts and other receivables	(249)	4,641	1,175	3,032
Decrease (increase) in inventories	(2,521)	1,550	(3,610)	831
Decrease (increase) in prepaid expenses and other current assets	(95)	513	(27)	(543)
Increase (decrease) in accounts payable and accrued liabilities	(305)	(472)	(708)	4,326
Increase (decrease) in income taxes payable	-	32	-	278

	(3,536)	6,725	(2,137)	13,946

Cash Flows from Investing Activities
Investment in mineral properties	(5,398)	(10,335)	(12,210)	(17,940)
Purchase of property, plant and equipment	(343)	(2,279)	(2,051)	(3,150)
Receipt of up-front payment under AEG remediation services agreement	-	-	-	1,172
Increase in restricted cash and deposits	-	-	(532)	(4,992)
Decrease in restricted cash and deposits	-	795	-	795

	(5,741)	(11,819)	(14,793)	(24,115)

Cash Flows from Financing Activities
Proceeds from issuance of flow-through shares	7,035	-	7,035	-
Issuance costs	(550)	-	(550)	-
Shares issued on exercise of share options	-	240	140	369
Purchase of RSU settlement shares	-		(1,869)

	6,485	240	4,756	369

Decrease in Cash and Cash Equivalents	(2,792)	(4,854)	(12,174)	(9,800)

Cash and Cash Equivalents – Beginning of Period	13,706	36,795	23,088	41,741

Cash and Cash Equivalents – End of Period	$10,914	$31,941	$10,914	$31,941

No taxes were paid during either the three months or six months ended June 30, 2013 or June 30, 2012

SUPPLEMENTAL INFORMATION (see note 18)

ALEXCO RESOURCE CORP.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2013 AND 2012							(unaudited)
(expressed in thousands of Canadian dollars)

	Common Shares
						Accumulated
			Share			Other
			Options and	Contributed	Accumulated	Comprehensive
	Shares	Amount	RSUs	Surplus	Deficit	Income	Total

Balance – December 31, 2012	60,428,898	$155,042	$11,113	$5,364	$(24,955)	$(19)	$146,545

Net loss	-	-	-	-	(51,538)	-	(51,538)
Other comprehensive loss	-	-	-	-	-	(108)	(108)
Equity offering, net of issuance costs (see note 12)	2,100,000	4,442	-	-	-	-	4,442
Share-based compensation expense recognized	-	-	1,802	-	-	-	1,802
Exercise of share options	45,000	204	(65)	-	-	-	139
Share options forfeited	-	-	(1,406)	1,406	-	-	-
Release of RSU settlement shares	43,333	164	(164)				-
Purchase of RSU settlement shares	(445,000)	(1,869)	-	-	-	-	(1,869)

Balance – June 30, 2013	62,172,231	$157,983	$11,280	$6,770	$(76,493)	$(127)	$99,413

Balance – December 31, 2011	60,039,064	$154,154	$8,552	$4,739	$(28,375)	$(10)	$139,060

Net income	-	-	-	-	(1,326)	-	(1,326)
Other comprehensive loss	-	-	-	-	-	3	3
Share-based compensation expense recognized	-	-	2,281	-	-	-	2,281
Exercise of share options	326,500	586	(217)	-	-	-	369
Share options forfeited	-	-	(44)	44	-	-	-

Balance – June 30, 2012	60,365,564	$154,740	$10,572	$4,783	$(29,701)	$(7)	$140,388

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED JUNE 30, 2013 AND 2012	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

1.	Description of Business and Nature of Operations

Alexco Resource Corp. (“Alexco” or the “Corporation”) was incorporated under the Business Corporations Act (Yukon) on December 3, 2004 and commenced operations on March 15, 2005. Effective December 28, 2007, it was continued under the Business Corporations Act (British Columbia). The Corporation operates two principal businesses: a mining business, comprised of mineral exploration and mine development and operation in Canada, primarily in Yukon Territory; and through its Alexco Environmental Group (“AEG”), an environmental services business, providing consulting and project management services in respect of environmental permitting and compliance and site remediation, in Canada, the United States and elsewhere.

The Corporation is in the process of mining, exploring and developing its mineral properties. The recoverability of the amounts shown for mineral properties is dependent upon the existence of economically recoverable reserves, successful permitting, the ability of the Corporation to obtain necessary financing to complete exploration and development, and upon future profitable production or proceeds from disposition of each mineral property. Furthermore, the acquisition of title to mineral properties is a complicated and uncertain process, and while the Corporation has taken steps in accordance with common industry practice to verify its title to the mineral properties in which it has an interest, there can be no assurance that such title will ultimately be secured. The carrying amounts of mineral properties are based on costs incurred to date, and do not necessarily represent present or future values.

Alexco is a public company which is listed on the Toronto Stock Exchange (under the symbol AXR) and the NYSE MKT Equities Exchange (under the symbol AXU). The Corporation’s corporate head office is located at Suite 1150, 200 Granville Street, Vancouver, BC, Canada, V6C 1S4.

2.	Basis of Preparation and Statement of Compliance

These interim condensed consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. Other than as described in note 3, these interim financial statements follow the same accounting policies and methods of computation as compared with the most recent annual financial statements, being for the year ended December 31, 2012, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Accordingly, these interim financial statements should be read in conjunction with the Corporation’s most recent annual financial statements. These interim condensed consolidated financial statements were approved for issuance by the Board of Directors on August 13, 2013.

These consolidated financial statements have been prepared on a going concern basis under the historical cost method, except for derivative financial instruments, stock-based compensation and certain financial assets which have been measured at fair value. All figures are expressed in Canadian dollars unless otherwise indicated.

3.	New and Revised Accounting Standards Adopted

The following new and revised standards and amendments are effective for annual periods beginning on or after January 1, 2013, and accordingly have now been adopted by the Corporation. The adoption of these standards and amendments has had no significant impact on the Corporation’s consolidated financial statements.

(i)

IFRS 10 Consolidated Financial Statements requires an entity to consolidate an investee when it has power over the investee, is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation – Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED JUNE 30, 2013 AND 2012	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

(ii)

IFRS 11 Joint Arrangements requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities – Non- monetary Contributions by Venturers.

(iii)

IFRS 12 Disclosure of Interests in Other Entities establishes disclosure requirements for interests in other entities, such as subsidiaries, joint arrangements, associates, and unconsolidated structured entities. The standard carries forward existing disclosures and also introduces significant additional disclosure that address the nature of, and risks associated with, an entity’s interests in other entities.

(iv)

IFRS 13 Fair Value Measurement is a comprehensive standard for fair value measurement and disclosure for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and does not always reflect a clear measurement basis or consistent disclosures.

4.	Critical Judgments and Major Sources of Estimation Uncertainty

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the period reported. Management uses its best estimates for these purposes, based on assumptions that it believes reflect the most probable set of economic conditions and planned courses of action. The estimates management makes in this regard include those regarding future commodity prices and foreign currency exchange rates, which are an important component of several estimates and assumptions management must make in preparing the financial statements, including but not limited to estimations and assumptions regarding the evaluation of the carrying amount of mineral properties and other assets, the estimation of decommissioning and rehabilitation provisions, the estimation of revenues and the value of the embedded derivative related to sales of concentrate, and the estimation of the net realizable value of inventories. Management bases its estimates of future commodity prices and foreign currency exchange rates primarily on consensus investment analyst forecasts, which are tracked and updated as published on generally a quarterly basis. Estimates are made by management regarding year- by-year prices and rates looking forward approximately three to four years, as well as for long-term prices and rates.

In the preparation of these interim financial statements, certain indicators of potential impairment were identified, and a review of the carrying amounts of non-current non-financial assets has been carried out as a result. See note 9 for details on the significant judgements, estimates and assumptions applied in carrying out this review.

For other judgements, estimates and assumptions affecting the preparation of these financial statements, refer to note 4 of the Corporation’s annual financial statements for the year ended December 31, 2012.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED JUNE 30, 2013 AND 2012	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

5.	Inventories

	June 30	December 31
	2013	2012

Ore in stockpiles	$5,465	$3,626
Concentrate	4,997	3,940
Materials and supplies	1,688	1,134

	$12,150	$8,700

For the three and six month periods ended June 30, 2013, the cost of inventories recognized as an expense and included in cost of sales was $14,531,000 and $29,072,000 (June 30, 2012 – $16,540,000 and $32,544,000).

For the three and six month periods ended June 30, 2013, a write-down of lead concentrate inventory of $223,000 and $886,000 (June 30, 2012 – $nil and $nil) was recorded in cost of sales for the period (see note 14).

6.	Restricted Cash and Deposits

	June 30	December 31
	2013	2012

Non-current:
Security for remediation services agreement (see note 10)	$4,992	$4,992
Security for decommissioning provision	4,173	3,190
Other	298	752

	$9,463	$8,934

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED JUNE 30, 2013 AND 2012	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

7.	Property, Plant and Equipment

				Heavy
		Camp,	Ore	Machinery	Leasehold
	Land and	Roads, and	Processing	and	Improvements &
Cost	Buildings	Other Site	Mill	Equipment	Other	Total

June 30, 2012	$1,205	$5,520	$25,666	$6,061	$1,190	$39,642
Additions	-	347	353	431	55	1,186

December 31, 2012	1,205	5,867	26,019	6,492	1,245	40,828
Additions	159	41	557	1,193	-	1,950
Write-downs	-	(390)	(2,628)	(483)	-	(3,501)

June 30, 2013	$1,364	$5,518	$23,948	$7,202	$1,245	$39,277

				Heavy
		Camp,	Ore	Machinery	Leasehold
Accumulated	Land and	Roads, and	Processing	and	Improvements &
Depreciation	Buildings	Other Site	Mill	Equipment	Other	Total

June 30, 2012	$5	$1,918	$2,629	$2,699	$957	$8,208
Depreciation	30	333	865	453	79	1,760

December 31, 2012	$35	$2,251	$3,494	$3,152	$1,036	$9,968
Depreciation	30	364	870	445	42	1,751

June 30, 2013	$65	$2,615	$4,364	$3,597	$1,078	$11,719

				Heavy
		Camp,	Ore	Machinery	Leasehold
	Land and	Roads, and	Processing	and	Improvements &
Net book Value	Buildings	Other Site	Mill	Equipment	Other	Total

June 30, 2012	$1,200	$3,602	$23,037	$3,362	$233	$31,434

December 31, 2012	$1,170	$3,616	$22,525	$3,340	$209	$30,860

June 30, 2013	$1,299	$2,903	$19,584	$3,605	$167	$27,558

During the three and six month periods ended June 30, 2013, the Corporation recorded total depreciation of property, plant and equipment of $830,000 and $1,751,000 (2012 – $806,000 and $1,648,000), of which $713,000 and $1,365,000 (2012 – $705,000 and $1,399,000) has been charged to income with $633,000 and $1,219,000 (2012 – $609,000 and $1,228,000) recorded to mining cost of sales, $34,000 and $58,000 (2012 – $10,000 and $20,000) recorded in environmental services cost of sales and $46,000 and $88,000 (2012 – $23,000 and $78,000) reflected under general expenses.

Of the balance, $104,000 and $282,000 (2012 – $151,000 and $281,000) was related to property, plant and equipment used in exploration activities and has been capitalized to mineral properties and the difference reflects the changes in depreciation capitalized within opening and ending ore and concentrate inventories for the period.

At June 30, 2013, the Corporate recorded an impairment charge to property, plant and equipment totaling $3,501,000 (2012 – $nil) (see note 9).

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED JUNE 30, 2013 AND 2012	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

8.	Mineral Properties

			Expenditures	Depletion	Written
	January 1, 2013		Incurred	Recognized	Down	June 30, 2013
		Non-
	Depletable	depletable

Mineral Properties
Keno Hill District Properties –
Bellekeno	$48,002	$-	$3,275	$(11,360)	$(20,182)	$19,735
Lucky Queen	-	15,871	2,218	-	(9,145)	8,944
McQuesten	-	3,650	20	-	-	3,670
Onek	-	19,120	4,197	-	(22,513)	804
Silver King	-	6,983	2	-	-	6,985
Flame & Moth	-	11,374	1,909	-	-	13,283
Bermingham	-	9,003	154	-	-	9,157
Elsa Tailings	-	858	25	-	-	883
Other Keno Hill Properties	-	12,170	185	-	-	12,355
Other		190	-	-	-	190

Total	$48,002	$79,219	$11,985	$(11,360)	$(51,840)	$76,006

			Expenditures	Depletion	Written
	December 31, 2012		Incurred	Recognized	Down	December 31, 2012
		Non-
	Depletable	depletable

Mineral Properties
Keno Hill District Properties –
Bellekeno	$55,551	$-	$13,278	$(20,827)	$-	$48,002
Lucky Queen	-	9,201	6,670	-	-	15,871
McQuesten	-	3,614	36	-	-	3,650
Onek	-	14,987	4,133	-	-	19,120
Silver King	-	6,900	83	-	-	6,983
Flame & Moth	-	6,500	4,874	-	-	11,374
Bermingham	-	6,679	2,324	-	-	9,003
Elsa Tailings	-	437	421	-	-	858
Other Keno Hill Properties	-	9,789	2,381	-	-	12,170
Brewery Creek	-	173	(173)	-	-	-
Other	-	190	-	-	-	190

Total	$55,551	$58,470	$34,027	$(20,827)	$-	$127,221

During the three and six month periods ended June 30, 2013, the Corporation recognized depletion with respect to Bellekeno totaling $6,404,000 and $11,360,000 (2012 – $4,884,000 and $9,444,000), of which $5,601,000 and $10,724,000 (2012 – $5,786,000 and $10,398,000) is included in cost of sales and the difference reflects the changes in depletion charge included within opening and ending ore and concentrate inventories for the period.

At June 30, 2013, the Corporation recorded an impairment charge to the Bellekeno, Lucky Queen, and Onek mineral properties totaling $51,840,000 (2012 – $nil) (see note 9).

9.	Impairment

As at June 30, 2013, the carrying amount of the Corporation’s net assets exceeded its market capitalization, which is an indicator of potential impairment of the carrying amount of its non-current non-financial assets. In addition, sharp and significant declines in silver prices occurred during the three months ended June 30, 2013, and in July the Corporation announced a plan to suspend Bellekeno mining operations over the coming winter in light of the low silver price environment. As a result, the Corporation has carried out a review of the carrying amounts of the non-current non-financial assets in its mining operations segment, which segment has been determined to be a cash generating unit (“CGU”) for this purpose.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED JUNE 30, 2013 AND 2012	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

In carrying out this review, the Corporation has been required to make significant judgments, including with respect to the allocation of assets to the mining operations CGU, as well as the selection and application of appropriate valuation methods. The Corporation has also been required to make significant estimates and assumptions, including with respect to mine plan tonnages and grades, capital and operating costs, future commodity prices, foreign currency exchange rates, discount rates and net asset value multiples. By their nature, such estimates and assumptions are subject to significant uncertainty.

Recoverable amount has been determined based on estimated fair value less cost of disposal (“FVLCD”), which for the mining operations CGU has been determined to be greater than value in use. FVLCD for the mining operations CGU has been determined based on the net present value of after-tax future cash flows expected to be generated within that unit. In addition, a net asset value multiple has been applied to take account of certain additional value factors, particularly additional exploration potential and the benefit of optionality to the prices of silver, lead and zinc, being the main production metals of the unit. Factors have also been applied for the expected benefit of potential operating cost optimizations. In making these determinations, metal prices over the next approximately four years have been assumed to range from US$21.00 to US$23.50 for silver, US$0.93 to US$1.05 for lead and US$0.85 to $1.05 for zinc, and foreign currency exchange rates to be approximately US$0.96 per Canadian dollar, based on current consensus investment analyst forecasts. Expected future cash flows have been discounted using a real after-tax rate of 10%, representing the time value of money and estimated risks specific to the assets under review. This estimate of FVLCD is categorized as Level 3 in the fair value hierarchy (see note 23 of the Corporation’s annual financial statements for the year ended December 31, 2012).

Based on the results of its review, the Corporation has recognized an impairment loss at June 30, 2013 totaling $55,341,000, attributed as follows:

	Reporting Segment	Impairment Loss

Mineral properties:
Bellekeno	Mining operations	$20,182
Lucky Queen	Mining operations	9,145
Onek	Mining operations	22,513

Property, plant and equipment:
Ore processing mill	Mining operations	2,628
Heavy machinery and equipment	Mining operations	483
Camp, roads and other site	Mining operations	390

Total impairment loss		$55,341

The non-current non-financial assets in the mining operations segment have been written down to their recoverable amount of $32,906,000. Consequently, any significant negative change in the key assumptions made in determining the recoverable amount could result in an additional impairment loss.

In addition, the Corporation has recorded an impairment charge of $1,785,000 in respect of its long-term investment in Americas Bullion Royalty Corp., due to a significant and sustained decline observed in its traded market value.

Exploration and evaluation assets are each separately assessed for impairment, and are not allocated by the Corporation to a CGU for impairment assessment purposes. As at June 30, 2013, and pursuant to IFRS 6 Exploration For and Evaluation Of Mineral Resources, no indicators have been identified which suggest the carrying amounts of the Corporation’s exploration and evaluation assets may exceed their recoverable amount.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED JUNE 30, 2013 AND 2012	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

10.	Deferred Revenue

	June 30	December 31
	2013	2012
Deferred revenue – total	$1,758	$1,977
Less: Current portion	(45)	(245)
	$1,713	$1,732

During the six months ended June 30, 2012, Alexco Resource U.S. Corp. (“Alexco US”), a wholly owned subsidiary of the Corporation and a member of AEG, entered into an agreement with a third party customer to provide certain environmental consulting and remediation services. Under the agreement, Alexco US has provided certain cost performance commitments, for which an up-front payment of US$1,175,000 (CAD$1,172,000) has been received. The Corporation has placed US$5,000,000 (CAD$4,992,000) into escrow in support of this cost performance commitment, which amount is recorded in restricted cash and deposits.

The up-front payment of $1,172,000 has been recorded in deferred revenue and will be recognized in revenue based on the percentage completion of the services under the remediation services agreement During the three and six months ended June 30, 2013, the Corporation recognized in revenue $131,000 and $177,000 (2012 – $85,000 and $85,000) of the up-front payment. The remaining deferred revenue amounts relate to revenue received for services performed with respect to the care and maintenance phase under the Subsidiary Agreement.

11.	Silver Streaming Interest

	June 30	December 31
	2013	2012
Balance – beginning of period	$28,082	$41,955
Amount recognized in cost of sales (see note 14)	(5,687)	(13,873)
Balance – end of period	$22,395	$28,082

Under a silver streaming interest held by Silver Wheaton Corp. (“Silver Wheaton”), Silver Wheaton is purchasing from the Corporation an amount of refined silver equal to 25% of the payable silver produced by the Corporation from its Keno Hill District mineral properties, if and when such payable silver is delivered to an off-taker and as the Corporation is paid for such payable silver. Silver Wheaton has paid the Corporation advance amounts totaling US$50 million, the last of which was received in January 2011, and for each ounce of silver purchased must pay the Corporation an additional cash amount of the lesser of US$3.90 (increasing by 1% per annum after the third year of full production) and the prevailing market price at the time of delivery. Under the agreement, the deposit balance is reduced on each silver delivery by the excess of the prevailing market value of the silver delivered over the per-ounce cash amount paid by Silver Wheaton at the time. After the initial 40 year term of the agreement, the Corporation is required to refund the balance of any deposit payments received and not yet reduced through silver deliveries. The Corporation would also be required to refund the balance of advance payments received and not yet reduced if Silver Wheaton exercised its right to terminate the streaming interest in an event of default by the Corporation. The Corporation will be required to refund a pro-rata portion of the balance of the advance payments not yet reduced to the extent the Bellekeno mine has not achieved production throughput of 400 tonnes of ore per day over a 30 day period by December 31, 2014, as extended pursuant to an amendment entered into effective January 15, 2013. Commencing January 2014, and ending the earlier of December 31, 2014 and the completion of the 400 tonnes per day throughput test, as extended by the same amendment, the Corporation may be required to sell more than 25% of the payable silver produced, depending on the extent by which the 400 tonnes per day test has not yet been met.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED JUNE 30, 2013 AND 2012	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

12.	Shareholders’ Equity

Effective April 23, 2013, the Corporation issued 2,100,000 flow-through common shares on a private placement basis at a price of $3.35 per share for aggregate gross proceeds of $7,035,000. Of the gross proceeds, $4,830,000 has been attributed to issued common shares, and the remaining $2,205,000 has attributed to the sale of tax benefits. Net proceeds from the issuance were $6,649,000, after issuance costs comprised of the agent’s commission of $472,000 and other issuance costs of $80,000, less the deferred income tax benefit of such costs of $166,000.

Under IFRS, proceeds from the issuance of flow-through shares attributed to the sale of tax benefits are recognized as a liability. As subsequent exploration expenditures are incurred, this liability is recognized as an offset to the provision for deferred income taxes that arises from the renunciation of those expenditures. As at June 30, 2013, the liability for tax benefits remaining to be renounced totaled $1,907,000.

13.	Share-Based Compensation

The changes in incentive share options outstanding are summarized as follows:

	Weighted	Number of
	average	shares issued
	exercise	or issuable on
	price	exercise	Amount

Balance – December 31, 2012	$5.07	4,634,995	$11,061

Stock options granted	$4.16	641,500	-
Share-based compensation expense recognized	-	-	1,802
Options exercised	$3.08	(45,000)	(65)
Options forfeited	$3.54	(823,499)	(1,406)

Balance – June 30, 2013	$5.23	4,407,996	$11,392

Balance – December 31, 2011	$4.41	4,292,661	$8,552

Stock options granted	$6.91	906,750	-
Share-based compensation expense recognized	-	-	2,281
Options exercised	$1.12	(326,500)	(217)
Options expired	$3.97	(21,750)	(44)

Balance – June 30, 2012	$5.09	4,851,161	$10,572

The fair value of options at the date of grant was estimated using the Black-Scholes option pricing model, assuming a risk-free interest rate of 1.4% (2012 – 1.3% to 1.5%) per annum, an expected life of options of 4 years (2012 – 4 years), an expected volatility of 71% (2012 – 70% to 71%), an expected forfeiture rate of 4% (2012 – 9%) and no expected dividends (2012 – nil).

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED JUNE 30, 2013 AND 2012	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Incentive share options outstanding and exercisable at June 30, 2013 are summarized as follows:

	Options Outstanding			Options Exercisable

	Number of	Weighted	Weighted	Number of	Weighted
	Shares	Average	Average	Shares	Average
	Issuable on	Remaining	Exercise	Issuable on	Exercise
Exercise Price	Exercise	Life (Years)	Price	Exercise	Price

$1.65	292,500	2.72	$1.65	292,500	$1.65
$3.45	800,996	3.73	$3.45	795,997	$3.45
$4.16	610,000	4.56	$4.16	182,333	$4.16
$4.46	111,000	1.62	$4.46	111,000	$4.46
$4.99	526,500	0.55	$4.99	526,500	$4.99
$5.19	150,000	1.28	$5.19	150,000	$5.19
$5.38	50,000	0.92	$5.38	50,000	$5.38
$5.90	15,000	0.67	$5.90	15,000	$5.90
$6.28	15,000	3.84	$6.28	10,000	$6.28
$6.92	777,000	3.57	$6.92	479,750	$6.92
$7.10	1,056,500	4.57	$7.10	1,019,500	$7.10
$8.13	3,500	5.86	$8.13	3,500	$8.13

	4,407,996	3.39	$5.23	3,636,080	$5.20

The weighted average share prices at the date of exercise for options exercised during the three and six month periods ended June 30, 2013 were $nil and $4.22 (2012 – $5.10 and $5.31) respectively.

During the three and six month periods ended June 30, 2013, the Corporation recorded total share-based compensation expense of $275,000 and $1,223,000 (2012 – $631,000 and $2,281,000), of which $30,000 and $195,000 (2012 – $104,000 and $379,000) is recorded to mineral properties, $281,000 and $1,053,000 (2012 – $577,000 and $1,850,000) has been charged to income, and the balance reflects the changes in share-based compensation expense capitalized within opening and ending ore and concentrate inventories for the period.

Restricted Share Units (“RSUs”)

On December 14, 2012, the Corporation initiated a long-term incentive plan which provides for the issuance of RSUs in such amounts as approved by the Corporation’s Board of Directors. The plan is considered an equity-settled share-based compensation arrangement, and is administered by a trustee. Each RSU entitles the participant to receive one common share of the Corporation subject to vesting criteria, with RSU grants generally vesting one third per year over a three year period. These RSUs are settled in common shares of the Corporation purchased by the plan trustee through the open market at the time of granting, using funds provided by the Corporation. The Corporation is required under IFRS to consolidate the plan trust, and the outstanding number of common shares reflected in these financial statements is reduced by the number of shares held by the plan trustee for future settlements.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED JUNE 30, 2013 AND 2012	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

The changes in RSUs outstanding are summarized as follows:

	Number of
	shares issued
	or issuable
	on vesting	Amount

Balance – December 31, 2012	130,000	$52

RSUs granted	315,000	-
Share based compensation expense recognized	-	579
RSUs vested	(43,333)	(164)

Balance – June 30, 2013	401,667	$467

A total of 315,000 RSUs were granted in January 2013, with total grant-date fair value determined to be $1,376,000. Included in general and administrative expenses for the three and six month periods ended June 30, 2013 is share-based compensation expense of $262,000 and $579,000 (2012 – $nil and $nil) related to RSU awards. As at June 30, 2013, the plan trust held 401,667 common shares of the Corporation for future settlement of granted RSUs.

14.	Cost of Sales

The Corporation recorded cost of sales for the three month and six month periods ended June 30, 2013 as follows:

	Three Months Ended		Six Months Ended
	2013	2012	2013	2012

Mining operations –
Inventoried costs –
Direct production costs	$8,054	$10,348	$16,150	$20,563
Depreciation, depletion and share-based compensation	6,254	6,559	12,037	11,854
Inventory write-down	223	-	886	-
Silver streaming interest –
Market price of deliverable silver, net of amount receivable on delivery	1,763	3,226	4,356	7,373
Silver streaming interest amount recognized (see note 11)	(3,028)	(3,593)	(5,687)	(7,246)
	13,266	16,540	27,742	32,544

Environmental services –
Direct service costs	1,789	1,271	3,165	2,788
Depreciation	34	10	58	20
	1,823	1,281	3,223	2,808

	$15,089	$17,821	$30,965	$35,352

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED JUNE 30, 2013 AND 2012	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

15.	General and Administrative Expenses by Nature

The Corporation recorded general and administrative expenses for the three and six month periods ended June 30, 2013 as follows:

	Three Months Ended		Six Months Ended
	2013	2012	2013	2012

General and administrative expenses
Depreciation	$26	$23	$68 $	78
Amortization of intangible assets	31	51	62	83
Business development and investor relations	213	193	367	331
Office, operating and non-operating overheads	471	995	1,116	2,038
Professional	245	302	524	519
Regulatory	100	47	156	161
Salaries and contractors	1,657	1,218	3,651	3,152
Share-based compensation	452	438	1,439	1,559
Travel	153	154	317	259

	$3,348	$3,421	$7,700 $	8,180

16.	Income Tax Expense

The income tax expense differs from the amount that would result from applying the Canadian federal and provincial tax rate to earnings before income taxes. These differences result from the following items:

	Six Month Period Ended June 30
	2013	2012

Accounting income (loss) before income tax	$(64,654)	$(8)
Federal and provincial income tax rate of 25.75% (2011: 27.50%)	(16,648)	(2)

Non-deductible permanent differences	428	727
Differences in foreign exchange rates	(74)	11
Effect of difference in tax rates	(2,691)	266
Change in benefits not recognized	6,693	(51)
Yukon mineral tax	(397)	277
Change in estimate	(392)	-
Other	(35)	90
	3,532	1,320

Provision for (recovery of) deferred income taxes	$(13,116)	$1,318

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED JUNE 30, 2013 AND 2012	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

17.	Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

	Three Months Ended		Six Months Ended
	2013	2012	2013	2012

Numerator
Net income (loss) for the period	$(49,205)	$(2,666)	$(51,538)	$(1,326)

Denominator
For basic – weighted average number of shares outstanding	60,177,231	60,165,564	60,108,397	60,107,167
Effect of dilutive securities – Incentive share options	-	-	-	-
For diluted – adjusted weighted average number of shares outstanding	60,177,231	60,165,564	60,108,397	60,107,167

Earnings (Loss) Per Share
Basic	($0.81)	($0.04)	($0.85)	($0.02)
Diluted	($0.81)	($0.04)	($0.85)	($0.02)

18.	Supplemental Cash Flow Information

Supplemental cash flow information with respect to the three and six month periods ended June 30, 2013 is summarized as follows:

	Three Months Ended		Six Months Ended
	2013	2012	2013	2012

Non-Cash Investing and Financing Transactions
Capitalization of share-based compensation to mineral properties	$30	$104	$195	$379
Increase (decrease) in non-cash working capital related to:
Mineral properties	$(544)	$(1,466)	$(639)	$(3,307)
Property, plant and equipment	$1	$66	$4	$290
Prepaid expenses and other current assets	$-	$(2,076)	$-	$(1,694)

19.	Segmented Information

The Corporation had two operating segments during the three and six month periods ended June 30, 2013, being environmental services carried out through AEG, providing consulting and project management services in respect of environmental permitting and compliance and site remediation and reclamation; and mining operations, including the operating Bellekeno mine, producing silver, lead and zinc in the form of concentrates. The Corporation also had two non-operating segments, being exploration of mineral properties, which includes exploration and evaluation activities; and the corporate segment, which includes the Corporation’s executive head office and general corporate administration and activity. Reportable segments are identified based on differences in products, services and business activities. Inter-segment transactions are recorded at amounts that reflect normal third-party terms and conditions, with inter-segment profits eliminated from the cost base of the segment incurring the charge. During the three months ended June 30, 2013, both the Lucky Queen and Onek property assets were transferred from the exploration segment to the mining operations segment, as a result of the receipt of remaining operating permits.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED JUNE 30, 2013 AND 2012	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended	Environmental	Mining
June 30, 2013	Services	Operations	Exploration	Corporate	Total

Segment revenues –
External customers –
Canadian	$1,412	$-	$-	$-	$1,412
Non-Canadian	1,845	10,904	-	-	12,749
Intersegment	365	-	-	-	365
Total segment revenues	3,622	10,904	-	-	14,526
Intersegment revenues eliminated on consolidation	(365)	-	-	-	(365)
Total revenues as reported	3,257	10,904	-	-	14,161

Cost of sales	1,823	13,266	-	-	15,089
Depreciation and amortization	38	-	-	21	59
Share-based compensation	70	127	-	256	453
Other G&A expenses	744	1,005	-	1,085	2,832
Foreign exchange gain	1	(100)	-	19	(80)
Investment income	-	-	-	(100)	(100)
Finance costs	-	11	-	-	11
Derivative loss	-	-	-	68	68
Write-down of mineral properties	-	51,840	-	-	51,840
Write-down of property, plant and equipment	-	3,501	-	-	3,501
Write-down of long term investments	-	-	-	1,785	1,785

Segment income (loss) before taxes	$581	$(58,746)	$-	$(3,134)	$(61,299)

Total assets	$11,959	$48,899	$71,589	$14,184	$146,631

For the three months ended	Environmental	Mining
June 30, 2012	Services	Operations	Exploration	Corporate	Total

Segment revenues –
External customers –
Canadian	$1,086	$-	$-	$-	$1,086
Non-Canadian	1,122	17,357	-	-	18,479
Intersegment	602	-	-	-	602
Total segment revenues	2,810	17,357	-	-	20,167
Intersegment revenues eliminated on consolidation	(602)	-	-	-	(602)
Total revenues as reported	2,208	17,357	-	-	19,565

Cost of sales	1,281	16,540	-	-	17,821
Depreciation and amortization	18	-	-	56	74
Share-based compensation	111	88	-	239	438
Other G&A expenses	932	1,279	66	632	2,909
Foreign exchange gain	-	1,052	-	256	1,308
Investment income	-	-	-	(10)	(10)
Finance costs	-	11	-	-	11

Segment income (loss) before taxes	$(134)	$(1,613)	$(66)	$(1,173)	$(2,986)

Total assets	$13,247	$92,324	$68,412	$34,709	$208,692

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED JUNE 30, 2013 AND 2012	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

For the six months ended	Environmental	Mining
June 30, 2013	Services	Operations	Exploration	Corporate	Total

Segment revenues –
External customers –
Canadian	$2,991	$-	$-	$-	$2,991
Non-Canadian	2,473	25,411	-	-	27,884
Intersegment	1,242	-	-	-	1,242
Total segment revenues	6,706	25,411	-	-	32,117
Intersegment revenues eliminated on consolidation	(1,241)	-	-	-	(1,242)
Total revenues as reported	5,465	25,411	-	-	30,876

Cost of sales	3,223	27,742	-	-	30,965
Depreciation and amortization	80	-	-	52	132
Share-based compensation	267	288	-	885	1,440
Other G&A expenses	1,531	1,882	-	2,714	6,127
Foreign exchange gain	1	(100)	-	5	(94)
Investment income	-	-	-	(287)	(287)
Finance costs	-	23	-	-	23
Derivative loss	-	-	-	98	98
Write-down of mineral properties	-	51,840	-	-	51,840
Write-down of property, plant and equipment	-	3,501	-	-	3,501
Write-down of long term investments	-	-	-	1,785	1,785

Segment income (loss) before taxes	$363	$(59,765)	$-	$(5,252)	$(64,654)

Total assets	$11,959	$48,899	$71,589	$14,184	$146,631

For the six months ended	Environmental	Mining
June 30, 2012	Services	Operations	Exploration	Corporate	Total

Segment revenues –
External customers –
Canadian	$2,225	$-	$-	$-	$2,225
Non-Canadian	1,567	40,518	-	-	42,085
Intersegment	1,841	-	-	-	1,841
Total segment revenues	5,633	40,518	-	-	46,151
Intersegment revenues eliminated on consolidation	(1,841)	-	-	-	(1,841)
Total revenues as reported	3,792	40,518	-	-	44,310

Cost of sales	2,808	32,544	-	-	35,352
Depreciation and amortization	72	-	-	89	161
Share-based compensation	426	220	-	913	1,559
Other G&A expenses	1,452	2,199	143	2,666	6,460
Foreign exchange gain	-	1,052	-	124	1,176
Investment income	-	-	-	(415)	(415)
Finance costs	-	25	-	-	25

Segment income (loss) before taxes	$(966)	$4,478	$(143)	$(3,377)	$(8)

Total assets	$13,247	$92,324	$68,412	$34,709	$208,692

20.	Related Party Transactions

The Corporation’s related parties include its subsidiaries and key management personnel. Transactions with related parties for goods and services are made on normal commercial terms and are considered to be at arm’s length.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED JUNE 30, 2013 AND 2012	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

(a)	Key Management Personnel Compensation

	Three Months Ended June 30		Six Months Ended June 30
	2013	2012	2013	2012

Salaries and short-term benefits	$508	$886	$1,145	$2,405
Share-based compensation	604	502	1,207	1,229

	$1,112	$1,388	$2,352	$3,634

Key management includes the Corporation’s Board of Directors and members of senior management.

(b) Other Related Party Transactions

During the year ended December 31, 2012, the Corporation rented certain office space under an agreement with Access Field Services, a company owned by certain individuals who were at certain times executive officers of the Corporation and its subsidiary Access. On May 31, 2012, the Corporation purchased the rental office space from Access Field Services for its appraised fair market value of $1,205,000. During the three and six month periods ended June 30, 2012, through to May 31, 2012, the Corporation incurred rent expenses of $22,851 and $57,127 respectively with Access Field Services.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount established and agreed to by the related parties. The resulting accounts payable and accrued liabilities were payable currently under normal third-party trade payable terms and conditions.

21.	Commitments

As of June 30, 2013, the Corporation’s contractual obligations are as follows:

(a)

The Corporation has entered into various operating lease contracts for office space, motor vehicles and office equipment. The future minimum payments under these leases as at June 30, 2013 are as follows, for the remainder of 2013 and for each full year thereafter:

2013	$312
2014	394
2015	366
2016	366
Thereafter	-

$1,438

(b)

As a consequence of its commitment to renounce deductible exploration expenditures to the purchasers of flow-through shares (see note 12), as at June 30, 2013 the Corporation is required to incur further renounceable exploration expenditures totaling $6,082,000 by December 31, 2014.

(c)	As of June 30, 2013, the Corporation’s other contractual obligations, including with respect to capital asset expenditures, totaled approximately $620,000.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED JUNE 30, 2013 AND 2012	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

22.	Subsequent Event

In July 2013, the Corporation executed an amended and restated Subsidiary Agreement (“ARSA”) which amends the original agreement struck in 2006 between Canada and the Corporation’s wholly owned subsidiary, Elsa Reclamation and Development Company Ltd. (“ERDC”) (see notes 12 and 14 of the Corporation’s annual financial statements for the year ended December 31, 2012). Both the original agreement and the ARSA indemnify Alexco and ERDC from all historical mining liability within the Keno Hill District and set out in detail the terms, conditions and operating protocols under which ERDC will perform ongoing environmental care and maintenance and ultimate closure reclamation of legacy liabilities in the Keno Hill District, as a contractor to the Canadian government.

Under the ARSA, the fees billable by ERDC for the development of the ultimate closure reclamation plan are increased from 65% to up to 95% of agreed commercial contractor rates, retroactive to 2009. Also, the fees billable by ERDC for care and maintenance within the District will no longer reduce by 15% each year but are fixed at $850,000 per year, subject to reduction upon designation of any production units by ERDC. As a result, in the third quarter of 2013 the Corporation anticipates recognizing in income approximate $2 million in retroactive fees billable in respect of closure reclamation planning, as well as a reversal of a portion of the environmental services contract loss provision.